January 10, 2008	Darren K. DeStefano
VIA EDGAR AND ELECTRONIC DELIVERY	T: (703) 456-8034 ddestefano@cooley.com

Christian T. Sandoe, Esq.
Senior Counsel
United States Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 4720
Washington, D.C. 20549

Re:
Gladstone Investment Corporation
Registration Statement on Form N-2
(File Nos. 333-147185 and 814-00704)

Dear Mr. Sandoe:

        On behalf of Gladstone Investment Corporation ("Gladstone" or the "Fund"), we are transmitting for your review a hand-marked copy of certain pages of Pre-effective Amendment No. 1 (the "Proposed Changes") to the Registration Statement on Form N-2, Registration Nos. 333-147185 and 814-00704 (the "Registration Statement").

        The Proposed Changes are being submitted in response to an oral comment received from the staff of the Division of Investment Management (the "Staff") by telephone today (the "Comment").

Fees and Expenses (Page 4)

        1.     Please revise the fee table and footnote (2) to the fee table to appropriately reflect the fact that the fee waiver is not contractually imposed.

In response to the Staff's comment, we propose to revise the disclosure on pages 4 through 6 of the Registration Statement as follows:

FEES AND EXPENSES

        The following table is intended to assist you in understanding the costs and expenses that an investor in this offering will bear directly or indirectly. We caution you that some of the percentages indicated in the table below are estimates and may vary. Except where the context suggests otherwise, whenever this prospectus contains a reference to fees or expenses paid by "us" or "Gladstone Investment," or that "we" will pay fees or expenses, stockholders will indirectly bear such fees or expenses as investors in Gladstone Investment. The following percentages were calculated based on net assets as of September 30, 2007.

Stockholder Transaction Expenses:
Sales load (as a percentage of offering price)	—%
Dividend reinvestment plan expenses(1)	None
Estimated annual expenses (as a percentage of net assets attributable to common stock):
Management fees(2)	3.21%
Incentive fees payable under investment advisory and management agreement (20% of realized capital gains and 20% of pre-incentive fee net investment income)(3)	—%
Interest payments on borrowed funds(4)	3.52%
Other expenses(5)	1.30%
Total annual expenses (estimated)(2)(5)	8.03%

One Freedom Square Reston Town Center 11951 Freedom Drive Reston VA 20190-5656 T: (703) 456-8000 F: (703) 456-8100 www.cooley.com

January 10, 2008
Page Two

Example

        The following example demonstrates the projected dollar amount of total cumulative expenses that would be incurred over various periods with respect to a hypothetical investment in our Securities. In calculating the following expense amounts, we have assumed we would have no leverage and that our annual operating expenses would remain at the levels set forth in the table above. In the event that securities to which this prospectus related are sold to or through underwriters, a corresponding prospectus supplement will restate this example to reflect the applicable sales load.

	1 Year	3 Years	5 Years	10 Years
You would pay the following expenses on a $1,000 investment, assuming a 5% annual return	$79	$230	$372	$691

        While the example assumes, as required by the Securities and Exchange Commission, which we refer to as the SEC, a 5% annual return, our performance will vary and may result in a return greater or less than 5%. Additionally, we have assumed that the entire amount of such 5% annual return would constitute ordinary income as we have not historically realized positive capital gains (computed net of all realized capital losses) on our investments, nor do we expect to realize positive capital gains in the foreseeable future. Because the assumed 5% annual return is significantly below the hurdle rate of 7% (annualized) that we must achieve under the investment advisory and management agreement to trigger the payment of an income-based incentive fee, we have assumed, for purposes of the above example, that no income-based incentive fee would be payable if we realized a 5% annual return on our investments. Additionally, because we have not historically realized positive capital gains (computed net of all realized capital losses and unrealized capital depreciation) on our investments, we have assumed that we will not trigger the payment of any capital gains-based incentive fee in any of the indicated time periods. If we achieve sufficient returns on our investments, including through the realization of capital gains, to trigger an incentive fee of a material amount, our expenses, and returns to our investors after such expenses, would be higher than reflected in the example. In addition, while the example assumes reinvestment of all dividends and distributions at net asset value, participants in our dividend reinvestment plan will receive a number of shares of our common stock, determined by dividing the total dollar amount of the dividend payable to a participant by the market price per share of our common stock at the close of trading on the valuation date for the dividend. See "Dividend Reinvestment Plan" for additional information regarding our dividend reinvestment plan.

        This example and the expenses in the table above should not be considered a representation of our future expenses, and actual expenses (including the cost of debt, incentive fees, if any, and other expenses) may be greater or less than those shown.

One Freedom Square Reston Town Center 11951 Freedom Drive Reston VA 20190-5656 T: (703) 456-8000 F: (703) 456-8100 www.cooley.com

January 10, 2008
Page Three

(1)
The expenses of the reinvestment plan are included in stock record expenses, a component of "Other expenses." We do not have a cash purchase plan. The participants in the dividend reinvestment plan will bear a pro rata share of brokerage commissions incurred with respect to open market purchases, if any. See "Dividend Reinvestment Plan" for information on the dividend reinvestment plan.

(2)
Our annual base management fee is 2.0% (0.5% quarterly) of our average gross assets, which are defined as total assets of Gladstone Investment, including investments made with proceeds of borrowings, less any uninvested cash or cash equivalents resulting from borrowings. However, until December 31, 2006 the base management fee calculation excluded uninvested cash proceeds of our initial public offering, resulting in a lower fee than indicated by the examples set forth herein. Beginning with the quarter ended March 31, 2007, our Adviser agreed to waive the annual base management fee of 2.0% to 0.5% for those senior syndicated loans that we purchase using borrowings from our credit facility. Although there can be no guarantee that our Adviser will continue to waive any portion of the management fee, on an annual basis after giving effect to this waiver, the estimated management fees as a percentage of net assets attributable to common stock were 2.05% and the total estimated annual expenses as a percentage of net assets attributable to common stock were 6.87%. See "Management—Certain Transactions—Investment Advisory and Management Agreement" and footnote 3 below.

(3)
The incentive fee consists of two parts: an income-based fee and a capital gains-based fee. The income-based fee is payable quarterly in arrears, and equals 20% of the excess, if any, of our pre-incentive fee net investment income that exceeds a 1.75% quarterly (7% annualized) hurdle rate of our net assets, subject to a "catch-up" provision measured as of the end of each calendar quarter. The "catch-up" provision requires us to pay 100% of our pre-incentive fee net investment income with respect to that portion of such income, if any, that exceeds the hurdle rate but is less than 125% of the quarterly hurdle rate (or 2.1875%) in any calendar quarter (8.75% annualized). The catch-up provision is meant to provide our Adviser with 20% of our pre-incentive fee net investment income as if a hurdle rate did not apply when our pre-incentive fee net investment income exceeds 125% of the quarterly hurdle rate in any calendar quarter (8.75% annualized). The income-based incentive fee is computed and paid on income that may include interest that is accrued but not yet received in cash. Our pre-incentive fee net investment income used to calculate this part of the income incentive fee is also included in the amount of our gross assets used to calculate the 2% base management fee (see footnote 2 above). The capital gains-based incentive fee equals 20% of our net realized capital gains since our inception, if any, computed net of all realized capital losses and unrealized capital depreciation since our inception, less any prior payments, and is payable at the end of each fiscal year.

        Examples of how the incentive fee would be calculated are as follows:

  •
  Assuming pre-incentive fee net investment income of 0.55%, there would be no income-based incentive fee because such income would not exceed the hurdle rate of 1.75%.

  •
  Assuming pre-incentive fee net investment income of 2.00%, the income-based incentive fee would be as follows:

            = 100% × (2.00%—1.75%)

            = 0.25%

One Freedom Square Reston Town Center 11951 Freedom Drive Reston VA 20190-5656 T: (703) 456-8000 F: (703) 456-8100 www.cooley.com

January 10, 2008
Page Four

  •
  Assuming pre-incentive fee net investment income of 2.30%, the income-based incentive fee would be as follows:

            = (100% × ("catch-up": 2.1875%—1.75%)) + (20%× (2.30%—2.1875%))

            = (100% × 0.4375%) + (20% × 0.1125%)

            = 0.4375% + 0.0225%

            = 0.46%

  •
  Assuming net realized capital gains of 6% and realized capital losses and unrealized capital depreciation of 1%, the capital gains-based incentive fee would be as follows:

            = 20% × (6%—1%)

            = 20% × 5%

            = 1%

  Through September 30, 2007, our Adviser has not earned an incentive fee. For a more detailed discussion of the calculation of the two-part incentive fee, see "Management—Certain Transactions—Investment Advisory and Management Agreement."

(4)
We have entered into a revolving credit facility, under which our borrowing capacity is $200 million, effective March 29, 2007. We have drawn down on this credit facility and we expect to borrow additional funds in the future up to an amount so that our asset coverage, as defined in the 1940 Act, is at least 200% after each issuance of our senior securities. Assuming that we borrowed $200 million at an interest rate of 5.22% plus an additional fee related to borrowings of 1.2%, for an aggregate rate of 6.42%, interest payments on borrowed funds would have been 6.30% of our net assets as of September 30, 2007.

(5)
Includes our overhead expenses, including payments under the administration agreement based on our projected allocable portion of overhead and other expenses incurred by our Administrator in performing its obligations under the administration agreement. See "Management—Certain Transactions—Administration Agreement."

*******

One Freedom Square Reston Town Center 11951 Freedom Drive Reston VA 20190-5656 T: (703) 456-8000 F: (703) 456-8100 www.cooley.com

January 10, 2008
Page Five

        Please direct any further questions or comments concerning the Proposed Changes or this response letter to either the undersigned at (703) 456-8034 or Christina Novak, Esq., of this office, at (703) 456-8562.

Very truly yours,
/s/ Darren K. DeStefano Darren K. DeStefano, Esq.
cc:
David Gladstone, Gladstone Management Corporation
Allyson Williams, Esq., Gladstone Administration, LLC
Thomas R. Salley, Esq.
Christina L. Novak, Esq.

One Freedom Square Reston Town Center 11951 Freedom Drive Reston VA 20190-5656 T: (703) 456-8000 F: (703) 456-8100 www.cooley.com